EXHIBIT (99) - CAUTIONARY STATEMENTS

                 CAUTIONARY STATEMENTS PURSUANT TO THE SECURITIES
                          LITIGATION REFORM ACT OF 1995

          The Company wishes to inform its investors of the following factors that in some cases have affected, and in the future could affect, the Company's results of operations and that could cause such future results of operations to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. Disclosure of these factors is intended to permit the Company to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Many of these factors have been discussed in prior SEC filings by the Company. Though the Company has attempted to list material factors comprehensively, the Company wishes to caution investors that other factors may in the future prove to be important in affecting the Company's results of operations.


     Expectation of Continued Losses

               The Company  commenced  operations  in 1986  and  although  it reported a profit for the fourth quarter of fiscal year 1996, and the first quarter of fiscal year 1997, it has yet to report an annual profit. The development of the Company's business has required significant expenditures in connection with the defense of the Company's patents, research and development of its technology and marketing of its products. Substantial costs related to these activities have been and will continue to be incurred by the Company before the realization of associated revenues.


     Future Capital Needs; Uncertainty of Additional Funding

               At September 30, 1998, the Company had $19.9 million in cash and cash equivalents with a working capital surplus of approximately $28.2 million. Expansion of the Company's business, including the development of new products and markets for the Company's existing products, will require significant product development expenditures. In addition, the Company is expected at least in the near term to continue to operate at a loss. Based on its current operating plan, the Company believes its existing capital resources, including a credit facility and proceeds from its issuance of Preferred Stock, should enable it to maintain its current and planned operations. The Company continues to consider other financing opportunities that would be used to support additional growth and product development. Expected future uses of cash include working capital requirements, marketing programs and product development in anticipation of future revenues. Cash requirements may vary and are difficult to predict given the nature of the developing markets targeted by the Company. The amount of royalty income from the Company's licensees is unpredictable, but could have an impact on the Company's actual cash flow. Unanticipated events such as litigation could increase capital requirements. To the extent that additional funds are needed subsequently, the Company may need to raise additional funds through public or private financings. No assurance can be given that additional financing will be available or that, if available, it will be obtained on terms favorable to the Company.


     Events in Asia, Latin America and Russia

               Unforeseen events in Asia or Latin America could impact sales.
     Our current assessment calls for continued deep recession in Japan, Korea, Thailand, Indonesia, Malaysia, and Hong Kong and recession or weak growth in many other Southeast Asian developing countries. In Latin America, economies have slowed noticeably due to high interest rates but the region as a whole is expected to avoid recession. This assessment presumes the two regions' currencies and stock markets stabilize over the next several months and that the impact of these events is limited outside the two regions to slower economic growth in the U.S. and Canada and to lower world commodity prices. If the region's currencies and/or stock markets fail to stabilize, if China, Hong Kong, or Brazil were to devalue, or if Japan were to experience a financial collapse, then the impact on world growth and industry demand would be more severe which could result in lower sales for the Company.

               Recent events also highlight the risks in Russia, which has slipped back into severe recession. Political and economic instability is very high and a further deterioration could impact worldwide stock or currency markets, which in turn could weaken growth opportunities for the Company.


     Reliance on Key Customer

               In the near term the Company's success may depend on a number of large orders from a small group of companies, which creates a risk that the loss of any one customer may have a significant impact on the Company's financial results. During fiscal year 1998, sales by the Company to two customers, Qualcomm, Inc. and Guinea Sotelgui S.A., accounted for 30% of total revenue. During fiscal year 1997, sales by the Company to Motorola represented approximately 44% of total revenue. The Company has a substantial contract with Motorola to sell fixed wireless terminals to Motorola for its construction of a cellular system in Hungary. The contract includes a commitment by Motorola to purchase $100 million of the Company's fixed wireless terminals over a three-year period commencing January 1, 1996. As of September 30, 1998, Motorola had purchased approximately $27 million of product under this contract. Because of unfulfilled commitments of approximately $73 million, the Company is currently negotiating with Motorola for resolution of this contract, which expires on December 31, 1998. The commitment by
     Motorola to purchase the Company's product over a three-year period is not guaranteed.


     Intellectual Property Rights

               The Company's success in the United States will depend to a considerable extent upon its ability to obtain and enforce intellectual property protection for its technology in the United States. No assurance can be given that the Company's existing patents or any future patents obtained by the Company will not be challenged, invalidated or circumvented, or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent to or superior to the Company's technology.

               Although the Company believes that its intelligent interface can be adapted to accommodate emerging wireless services, there can be no assurance that these new services will fall within the boundaries of the Company's existing patent protection.

               In some countries, patent protection is not available. Moreover, some countries that grant patents do not afford meaningful protection or redress for violations. Neither the Company nor its competitors have established, and both are now legally barred from establishing, patent protection for core technology in many other countries, including the principal countries of Western Europe. In the absence of patent protection, the Company has relied upon other competitive factors including: (a) product functionality, (b) the quality of its products, and (c) the desirability of using products that meet the same specifications as those in the United States and in other countries where the Company has obtained patent protection.

               There can be no assurance that patent protection can be obtained, in the United States or elsewhere, for new products or applications, or that such patent protection, if obtained, will afford meaningful protection.

     Intense Competition in Industry

               Competition  in  the  wireless  telecommunications   equipment
     industry is intense. The industry includes major domestic and international companies such as Motorola, Ericsson, Nokia, Qualcomm and Nortel, many of which have substantially greater financial, technical, marketing, sales, manufacturing, distribution and other resources than those of the Company. The Company faces competition in various areas from certain of its licensees and those customers who may purchase the licensees' products. It has granted non-exclusive royalty-bearing licenses to Motorola, Ericsson and Nokia, which enables these companies to produce and sell products that compete with the Company's products.

               To the extent that expansion of the Company's product line or the development of new uses or applications for its products are outside of the protection provided by the Company's patents and other intellectual property rights, the Company may encounter increased competition from a variety of sources.


     Reliance upon Growth and Pricing of Wireless Service

               The market for basic telephone service in developing countries, which at present are the Company's principal markets, is an emerging one. The timing related to purchases of equipment for the provision of telephone service is affected by regulatory, macroeconomic, capital availability and competitive factors which make the timing of such awards difficult to predict.

               The success of the Company depends to a considerable extent upon the continued growth and increased availability of cellular and other wireless telecommunications services internationally and, to a lesser extent at least in the short term, in the United States.


     Anti-Takeover Provisions; Motorola Purchase Rights

               The Company's Board of Directors can, without obtaining stockholder approval, issue shares of preferred stock having rights that could adversely affect the voting power of holders of the Common Stock. The issuance of preferred stock may delay, defer or prevent a change in control of the Company. In addition, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined in such law. The current stockholders of the Company are not, by virtue of their current holdings, deemed to be "interested stockholders" under this statute. This statute may delay, deter or prevent a change in control of the Company.

               Under the terms and conditions of the Company's Preferred Stock, the merger, consolidation, or sale of substantially all of the assets of the Company, or the purchase of more than 50% of the outstanding shares of Common Stock of the Company, prior to conversion of all of the shares of the Preferred Stock may trigger a right of redemption on the part of the holders of the Preferred Stock.

               Under  the  Shareholders'  Agreement  among  certain  of   the
     Company's stockholders, the Company and its principal stockholders are required to notify Motorola prior to any solicitation of purchase offers for, or the acceptance of any unsolicited offer for, all or substantially all of the assets of the Company or a majority of its voting stock. Motorola has the right to submit a bid at that time, and the Company and its principal stockholders have agreed not to make any such sale at a valuation lower than that of Motorola's bid, if any. Motorola's rights will terminate upon any sale by Motorola of shares of Common Stock, unless after such sale Motorola owns 20% or more of the outstanding Common Stock, on a fully diluted basis. The existence of this contractual provision may delay, deter or prevent a change in control of the Company.

     Potential delisting from Nasdaq

               From October 2, 1998, until December 1998 (the last practicable date), the price for the Company's Common Stock has closed in the range of $0.969 to $0.594 per share. On November 12, 1998, the Company received notification from Nasdaq that the Company has a 90-day period to bring itself back into compliance with the Nasdaq's rules, which require, among other things, that listed companies maintain a minimum stock price per share of one-dollar. On October 30, 1998, the Company announced that its Board of Directors will seek shareholder approval at its annual shareholder meeting on January 26, 1999, to effect a reverse stock split. By effectuating a reverse stock split, the Company expects to raise its share price above one-dollar and bring itself back into compliance with this listing requirement. However, there can be no assurance that the reverse stock split will be approved or that, if approved, the company will remain in compliance with Nasdaq's rules regarding stock price, market capitalization or other matters.

               If the Company's stock is delisted from the Nasdaq National Market System, it would continue to be traded over the counter, but the delisting would likely adversely affect the attractiveness of the stock to many investors, including many institutional investors. In addition, delisting of the stock would give rise to a right on the part of the holders of the Company's Series A Convertible Preferred Stock (the Preferred Stock) to redeem their Preferred Stock at a redemption price per Share equal to the greater of (i) $1,250 and (ii) the product of the conversion rate at the time of delisting and the closing bid price immediately prior to that date. As of November 20, 1998, 13,506 Shares of Preferred Stock were issued and outstanding.


     Redemption of Preferred Stock

               A right of redemption on the part of the holders of the Company's Preferred Stock may be triggered by a number of events in addition to the merger, consolidation or sale of substantially all of the assets of the Company, including the purchase of more than 50% of the outstanding shares of Common Stock of the Company, the failure by the Company to convert Preferred Stock when required to do so, the delisting of the Company's Common Stock from a national securities exchange, or the failure by the Company to timely register and keep in effect the Common Stock to be issued upon conversion of the Preferred Stock. As noted above, the Company is currently seeking to effect a reverse stock split to avoid potential delisting from the Nasdaq Market System.


     Volatility of Quarterly Operating Results

               The Company's quarterly operating results may fluctuate based on a number of factors, including variations in the Company's distribution channels and the mix of products it sells, the timing of final product approvals from any major distributor or end user, the timing of orders from and shipments to major customers, the timing of new product introductions by the Company or its competitors, changes in pricing policies by the Company's suppliers, the availability and cost of key components, the timing of personnel hirings and the market acceptance of new and enhanced versions of the Company products.

     Volatility of Stock Price
               Factors such as announcements of the results of trials or the introduction of new products by the Company or its competitors, market conditions in the telecommunications, technology and emerging growth sectors and rumors relating to the Company or its competitors may have a significant impact on the market price of the Common Stock. Furthermore, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology and emerging growth companies such as those in the telecommunications industry. This volatility has often been unrelated to the operating performance of such companies. These market fluctuations could adversely affect the price of the Common Stock.

               The Company believes that some volatility experienced in its fiscal year 1996 may have been attributable in part to the timing of the conversion of Convertible Debentures issued by the Company in 1995. The Company currently has 16,506 shares of Series A Convertible Preferred Stock (Preferred Stock) outstanding. The Preferred Stock is convertible into Common Stock at a price equal to the lower of the 110% of the 30-day average trading price prior to the time the Common Stock was issued and 85% (subject to certain adjustments) of the 30-day average trading price prior to conversion, subject to certain minimum price provisions. Under the terms of the purchase agreement for the Preferred Stock, the holders thereof have covenanted, not to engage in short sales (other than short sales no more than three days prior to conversion in an amount which does not exceed the number of shares to be received upon such conversion) or to engage in transactions in violation of Section 9 of the 1934 Act, relating to the manipulation of the trading price of the Common Stock. While these limitations are intended to minimize volatility that may result from the conversion of the Preferred Stock, there can be no assurance that such volatility will not occur.


     Dilution

               Upon conversion of the Company's Preferred Stock, Common Stock may be issued at a discount relative to the market price of Common Stock at that time. Issuance at a discount could result in a dilution in the net tangible book value of the Company per share and in the stockholders' equity per share. The magnitude of any dilution will depend on the size of the discount and the number of shares to be issued. These variables will depend on a variety of factors, including the timing of conversion and the market price at the time of conversion.


     Rapid Technological Change

               The telecommunications equipment industry is characterized  by rapid technological advances, evolving industry standards, changes in end-user requirements and frequent new product introduction and enhancements. The wireless telecommunications industry is experiencing significant technological change, such as the transformation of cellular systems from analog to digital. The rate at which this change occurs and the success of such new technologies may have a material effect on the rate at which the Company expands its business and on its ability to achieve profitability. Moreover, there can be no assurance that continuing developments in technology will not result in the establishment of wireless or wireline technologies for which the Company's interface technology is not required or in the development of equipment equal or superior to that provided by the Company.

     Risk of Litigation

               Litigation in the telecommunications equipment and other high technology industries has increasingly been used as a competitive tactic both by established companies seeking to protect their existing position in the market and by emerging companies attempting to gain access to the market. In such litigation, complaints may be filed on a variety of grounds, including antitrust, breach of contract, trade secret, patent or copyright infringement, patent or copyright invalidity, and unfair business practices. If the Company is forced to defend itself against such claims, whether or not meritorious, the Company is likely to incur substantial expense and diversion of management attention, and may encounter market confusion and the reluctance of licensees and distributors to commit resources to the Company's products. In the event that the Company's patents or other intellectual property rights were deemed invalid or were determined not to prohibit competing technologies, the Company could face additional competition. See "Risk Factors -- Intellectual Property Rights." Dependence on Ability to Develop Markets

               The Company's success depends on its ability to develop both domestic and international markets for its products. There can be no assurances that the Company will continue to market its products successfully or that a larger market for its products will continue to develop.


     Dependence on Contractors for Manufacturing and Distribution

               The Company uses subcontractors for the manufacture of certain of its components and for the assembly of some of its products. In the past, the Company has experienced delays in the receipt of interface components and products, which have resulted in delays in product deliveries. The Company may experience similar delays in the future.

               The  inability  to   obtain  sufficient   quantities  of   key
     components as required, or to develop alternative sources if and as required in the future, could result in delays or reductions in product shipments. In addition, shortages of raw materials or production capacity constraints at the Company or its subcontractors could negatively affect the Company's ability to meet its production obligations and result in increased prices for affected parts. These events could have a material adverse effect on the Company's customer relationships and operating results.

               The Company  uses third  parties, in  addition to  its  direct sales force, to distribute and market some of its products. In particular, the Company plans to use interconnect companies and cellular carriers to market, distribute, install and service certain of its products. Although the Company has entered into contracts with several major interconnect companies and cellular carriers, the Company is only in the early stages of developing these relationships. In addition, these third parties are not contractually obligated to perform any of the activities on which the Company depends to meet its business objectives.


     Dependence on Motorola for Transceivers

               The Company currently procures most of its cellular transceivers from Motorola, a principal stockholder of the Company. Pursuant to the stock purchase agreement between Motorola and the Company, Motorola has agreed to provide the Company with an opportunity to purchase transceivers based on any transmission technology that Motorola's Cellular Subscriber Group offers, when, as and if such products are made available to the public. Under this agreement, Motorola has a right of first refusal to supply on competitive terms the Company's transceiver need's provided, among other things, that Motorola manufactures a comparable product and that the customer does not specifically request another manufacturer's transceiver product. If sufficient quantities of Motorola transceivers were not available, the Company might have to redesign its products and could experience increased costs and shipment delays.


     Quality Control

               The Company has instituted quality monitoring procedures and is ISO-9001 compliant. However, there can be no assurance that future quality control problems will not occur.

     Risks of Doing Business in Developing Markets

               Among the Company's largest potential markets are developing countries that may deploy wireless communications networks as an alternative to the construction of wireline infrastructure. Such countries may decline to construct wireless telecommunications systems or construction of such systems may be delayed for a variety of reasons, in which event the development of demand for the Company's products in those countries will be similarly limited or delayed. In doing business in developing markets, the Company may also face economic, political and hard currency conditions that are more volatile than those commonly experienced in the United States and other areas.

               Despite its reliance on international markets, to date, the Company's sales have not been adversely affected by currency fluctuations. Currently, the Company requires letters of credit or qualification for export credit insurance underwritten by the Export-Import Bank of the United States or other third party insurers on a substantial portion of its international sales orders. Also, to mitigate the effects of currency fluctuations on the Company's results of operations, the Company endeavors to conduct all of its international transactions in U.S. dollars. However, as the Company's international operations grow, foreign exchange or the inflation of a foreign currency may pose greater risks for the Company, and the Company may be required to develop and implement additional strategies to manage these risks.


     Dependence on Research and Development

               The telecommunications equipment market is characterized by rapid technological advance and the development of increasingly sophisticated and powerful systems. To remain competitive, the Company must dedicate significant resources to the development and enhancement of its present and future products. There can be no assurance that the Company's development efforts will be successful or that the Company will have adequate capital to fund such research and development. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding," and Rapid Technological Change.


     Conflicts of Interest

               The Company's Board of Directors includes, and is expected to continue to include, persons designated by strategic partners of the Company and other parties that have business relationships with the Company. It is possible that the companies designating such directors, such as Motorola and other companies in which a director may hold a financial interest, may be in direct or indirect competition with the Company or among themselves, including competition with respect to certain business activities and transactions that the Company may propose to undertake. Although the affected directors may abstain from voting on matters in which the interests of the Company and those of another company with which they are affiliated are in conflict, the presence of potential or actual conflicts could affect the process or outcome of Board deliberations in ways that could be adverse to the Company.


     Control by Existing Stockholders

                    As of November 20, 1998, the officers and directors of the Company, together with entities affiliated with directors of the Company, beneficially own approximately 46% of the Common Stock (assuming the exercise of immediately available stock options to purchase Common Stock). Accordingly, these stockholders, if acting in concert, will be able to have a significant impact on the election of the Company's directors and the results of actions requiring stockholder approval. The voting power of these stockholders under certain circumstances could have the effect of delaying or preventing a change in control of the Company. Under a Shareholders' Agreement, Motorola has the right to nominate for election a number of directors proportionate to its holding of outstanding shares of Common Stock, as long as it holds at least 10% of the outstanding shares it may nominate at least one director, and if it holds at least 20% of the outstanding shares it may nominate at least two directors). The principal stockholders of the Company have agreed to vote in favor of each such nominee.













































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